J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

June 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Stephen Kim

Adam Phippen

Charlie Guidry

Lilyanna Peyser

Katherine Bagley

Re:    Krispy Kreme, Inc.

Registration Statement on Form S-1 (File No. 333-256664)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Krispy Kreme, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM (Eastern Time), on Wednesday, June 30, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated June 22, 2021:

(i)	Dates of distribution: June 22, 2021 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 19

(iii)	Number of preliminary prospectuses furnished to investors: approximately 2,224

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 55

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name: Jaclyn Berkley
Title: Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ Josh Kamboj
Name: Josh Kamboj
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]